Exhibit 12a
UNS Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2013	2012	2011	2010	2009
	Thousands of Dollars
Net Income	$57,829	$139,344	$127,478	$90,919	$109,975	$112,984	$105,901
Add:
Income Tax Expense	34,505	81,899	58,427	55,727	66,951	76,921	63,232
Interest Expense, net(1)	43,907	90,983	95,117	108,303	116,873	116,624	112,982
Estimated Interest Portion of Rental Expense (2)	452	932	959	691	926	240	345
Losses from Equity Investees	—	—	—	7	—	5,570	1,834
Total Earnings before Taxes and Fixed Charges	$136,693	$313,158	$281,981	$255,647	$294,725	$312,339	$284,294
Fixed Charges:
Interest Expense (before deducting capitalized interest)(3)	$52,703	$104,087	$100,844	$110,456	$120,626	$119,211	$115,284
Estimated Interest Portion of Rental Expense	452	932	959	691	926	240	345
Total Fixed Charges	$53,155	$105,019	$101,803	$111,147	$121,552	$119,451	$115,629
Ratio of Earnings to Fixed Charges	2.572	2.982	2.770	2.300	2.425	2.615	2.459

(1)
The ratios of earnings to fixed charges for the fiscal years ended 2012, 2011, 2010, and 2009 have been revised to exclude capitalized interest from the calculation of Earnings before Taxes and Fixed Charges. Capitalized interest was not material to the calculation of Earnings before Taxes and Fixed Charges or the Ratio of Earnings to Fixed Charges in prior periods. Interest on uncertain tax positions is included in Interest Expense.

(2)	The Estimated Interest Portion of Rental Expense is calculated by using our estimated incremental borrowing rate times the present value of projected operating lease payments.

(3)	Excludes recognition of Allowance for Borrowed Funds Used During Construction and Loss on Extinguishment of Debt.